

N E W S R E L E A S E

News Release 2003-07   **April 8, 2003**
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

JERRITT CANYON ACQUISITION TERMINATED

Queenstake Resources Ltd. has terminated the Asset Purchase and Sale Agreement with AngloGold (Jerritt Canyon) Corp. and Meridian Jerritt Canyon Corp. to acquire the Jerritt Canyon Mine. (QRL News Release 2003-4).

Closing on the previously agreed terms proved not to be possible and as the parties have been unable to mutually agree to acceptable re-negotiated terms, Queenstake has provided notice to the Sellers to terminate the agreement.

Operations at the Magistral gold mine in Sinaloa Mexico are well on track to profitable production. The Company's 50% interest in this mine underpins the fundamental value of Queenstake. The Company will continue with its plan to build a mid-tier gold producing mining company and grow itself from this base.

Queenstake President Chris Davie said: "Current uncertainties in geopolitical events and their effect on both equity and gold markets have made this a very difficult time at which to close a transaction of this nature. Jerritt Canyon would, under the right circumstances, have elevated the Company to mid tier status and provided it with ownership of a fully integrated operation comprising substantial production with tremendous exploration and resource development potential. We shall continue to seek quality acquisitions in this field."

For further information call:
Chris Davie, President and Chief Executive Officer – 303-297-1557
Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566
email – info@queenstake.com   web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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Suite 2940, 999 Eighteenth Street
Denver, CO 80202 USA
Telephone: (303) 297-1557
Facsimile: (303) 297-1587
www.queenstake.com
info@queenstake.com